Santos Ltd
A.B.N. 80 007 550 923
Santos House

02015086

...e: (08) 8218 5138
Facsimile: (08) 8218 5633

02 FEB 13 AM 8:00

CONFIRMATION OF
FACSIMILE TRANSMISSION
13/2/02

Santos

82-34

Facsimile

SUPPL

To:	Company Announcements Office Australian Stock Exchange Ltd	Fax No:	1300 300 021
From:	Company Secretary	Return Fax:	(08) 8218 5633
Date:	13 February 2002		
Subject:	Record Date : Santos Ltd Reset Convertible Preference Shares (STOPA)	No of pages (incl. this one):	1

Please telephone (08) 8218 5137 if transmission Incomplete

Pursuant to Listing Rule 3.20, Santos Ltd advises that the record date to determine entitlements to the dividend payable on its Reset Convertible Preference Shares (STOPA) in respect of the period 4 December 2001 to 30 March 2002 (inclusive) is 8 March 2002. In accordance with the Terms of Issue, the dividend amount for this period is $2.106 per Reset Convertible Preference Share (fully franked) and payment will be made on 2 April 2002.

M.G. Roberts
Company Secretary

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

dw 2/14

02 FEB 13 AM 8:09

Santos Ltd
ABN 80 007 550 923
GPO Box 2455
Adelaide SA 5001
Telephone: 08 8218 5111
Facsimile: 08 8218 5131
www.santos.com.au

Santos

News Release

Issued by Investor Relations

13 February 2002

SANTOS 2001 RESULTS
SECOND HIGHEST PROFIT ON RECORD

Santos Limited (ASX: STO, NASDAQ: STOSY) today announced an after-tax profit for the 2001 full year of $446 million or 73 cents per share, the second highest earnings in the Company's history.

The strong result reflected close-to-record production of 55.7 million barrels of oil equivalent (boe) and a close-to-record realised Australian dollar oil price of $45.53 per barrel.

Return on average equity was 17.7% and return on average capital employed was 14.1%.

Gearing (net debt to equity) was stable at 39% (38% in 2000), historically low for the Company.

Commenting, Santos' Chairman Mr Stephen Gerlach said:

"Directors are pleased that Santos has produced another solid result for shareholders".

Directors have declared a final dividend of 15 cents per share (fully franked) resulting in total ordinary dividends of 30 cents per share (fully franked) for 2001. This is the same dividend level per share as the 2000 ordinary dividend.

In addition the Company distributed $250 million to shareholders in December by way of a share buy-back, including $143 million (23 cents per share) in fully franked dividends.

The final dividend will be paid on 2 April 2002 to shareholders registered in the books of the Company at the close of business on 8 March 2002. This is over three weeks earlier than in 2000, in line with the earlier release of results.

Commenting on the results the Managing Director of Santos, Mr John Ellice-Flint said:

"2001 has been a pivotal year for Santos. We have, simultaneously, been able to effect significant structural change for the Company and to deliver another set of robust results.

For two years running Santos' profits have been more than twice previous peaks. While the expected decline in oil prices has now occurred, two years of excellent profits and historically low gearing provide a strong foundation for the future.

At the same time, over the last twelve months we have been actively transforming the Company for growth in a lower oil-price environment. We have a clear strategy, rigorously defined reserves, a new organisation structure based on our major profit drivers, a strong management team and a program to raise productivity and optimise costs.

Critically for the future, exploration performance has improved. In 2001, an estimated mean resource of 67 mmboe was discovered, approximately twice the amount discovered in the previous year. This is the Company's best result for many years.

We have also provided immediate value to our shareholders through capital management. We bought back 6.5% of our shares, distributing $250 million of cash to shareholders, $143 million of which was treated as fully franked dividends for Australian tax purposes. We also issued $350 million of fully franked convertible preference shares. Both the buy-back and preference share issue were heavily over-subscribed.

All of these initiatives will provide benefits in the years ahead.

Looking ahead to 2002, our target is to increase production by around 3%, as well as to make substantial progress towards achieving the other strategic targets we have set. The final financial results will, of course, be heavily dependent on oil prices and exchange rates.

We are also planning an exploration and appraisal program of approximately $160 million ($151 million in 2001) with the aim of delivering around twice the mean resource of 67 mmboe discovered in 2001. If successful this would make a significant contribution towards reserve replacement".

For further information contact:

Graeme Bethune – General Manager, Finance and Investor Relations on 08 8218 5157 or 0419 828 617.

The Analyst Presentation on the Results will be available from 13 February on the Santos website www.santos.com

SANTOS 2001 FULL YEAR RESULTS

	Full Year Ended 31/12/01	Full Year Ended 31/12/00	% Increase (Decrease)
FINANCIAL PERFORMANCE *($ million)*			
Product sales	1,459.7	1,497.1	(2.5)
Cost of sales	(798.1)	(697.2)	14.5
Gross profit	661.6	799.9	(17.3)
Other revenue from ordinary activities			
Proceeds from sale of non current assets	22.2	9.7	128.9
Proceeds from sale of associated company	-	325.5	-
Other	79.9	49.4	61.7
Book value of non current assets sold	(21.8)	(9.8)	122.4
Book value of associated company sold	-	(295.7)	-
Share of net loss of associated company	-	(18.7)	-
Write-down of exploration expenditure	(3.8)	(9.7)	(60.8)
Selling, general and administrative expenses	(46.2)	(38.9)	18.8
Borrowing costs	(64.3)	(85.8)	(25.1)
Profit from ordinary activities before income tax expense	**627.6**	**725.9**	**(13.5)**
Income tax expense relating to ordinary activities	(181.7)	(239.1)	(24.0)
Net profit after income tax attributable to shareholders	445.9	486.8	(8.4)
Basic earnings per share *(cents)*	72.8	80.0	(9.0)
Ordinary dividend per share *(cents fully franked)*	30	30	-
CASH FLOW *($ million)*			
Net cash provided by operating activities	692.1	1,023.0	(32.3)
- per share *(cents)*	113.0	168.2	(32.7)
FINANCIAL POSITION *($ million)*			
Total shareholders' equity	2,726.6	2,310.9	18.0
Total assets	5,048.7	4,659.8	8.3
Net debt	1,060.8	866.6	22.4
CAPITAL EXPENDITURE			
Exploration expenditure	150.8	100.1	50.6
Development expenditure (incl. plant & equip)	509.4	340.6	49.6
RATIOS			
Net debt/equity *(%)*	38.9	37.5	N/a
Net interest cover (times)	9.7	9.1	N/a
Return on average shareholders' equity *(%)*	17.7	22.3	N/a
Return on average capital employed *(%)*	14.1	16.7	N/a

2001 FINANCIAL PERFORMANCE

Sales Volume

2001 sales volume fell slightly to 55.1 mmboe, from 55.7 mmboe, primarily due to lower crude oil production.

Product Sales

Product sales revenue was $1,460 million ($1,497 million in 2000) reflecting sales volumes and average prices slightly below 2000 levels.

Cost of Sales

Operating costs increased by 7% primarily due to the cost of workovers for the Stag oil field, the start of production from the Legendre oil field and costs relating to the Moomba Pumping Station Incident in June.

Depletion increased to $277.1 million ($204.4 million in 2000), reflecting primarily the reserves revision (approximately $40 million) and higher estimated future development costs (approximately $30 million).

Other Revenue

Other revenue from ordinary activities increased by $28.8 million, primarily due to the proceeds from insurance recoveries accrued relating to the Moomba Pumping Station Incident.

Borrowing Costs

Net interest expense decreased by 30% to $53.4 million principally due to lower average debt and lower interest rates during the financial year.

Income Tax

Income tax on operating profit declined to $181.7 million ($239.1 million in 2000) due to the lower operating profit before tax and the reduction in the company tax rate to 30%.

Net Profit After Income Tax Attributable To Shareholders

A net operating profit after tax of $446 million was achieved, with earnings per share of 73 cents.

Profit Sensitivities

Santos is exposed to movements in the oil price, exchange rates and interest rates. In 2002 a US$1 movement in the oil price will effect Net Profit After Tax by A$23 million and either a 1 cent change in the US dollar exchange rate or a 1% change in interest rates will effect NPAT by A$6 million.

CASH FLOW AND FINANCIAL POSITION

Cash flow from operations declined to $692 million ($1,023 million in 2000) largely due to the timing of income tax payments, together with higher royalties, PRRT and GST payments. Operating cash flow per share was $1.13 per share compared with $1.68 in 2000.

Dividends of $246 million (2000 - $182.1 million) were paid to shareholders.

The net debt to equity ratio at year end was 39% (38% in 2000).

CAPITAL EXPENDITURE

Acquisitions

In July, the Santos Group acquired a 40% interest in the 6.6 trillion cubic feet Evans Shoal gas field through the acquisition of Natural Gas Australia.

In November, the Santos Group acquired an additional 33% working interest in the Runnels Gas Unit and other associated interests in the United States.

Exploration

During 2001 Santos drilled 50 wells for a total expenditure of A$151 million (A$100 million in 2000).

Discoveries were made in most operational areas including Offshore Australia (Corowa-1), East Java (Oyong field), the Frio trend in South Texas (Henderson-1) and the Wellington and Crowsnest discoveries in the Cooper Basin. Multi-well drilling campaigns in the Cooper and Otway Basins were successful in terms of discovery rates and reducing drilling costs.

The exploration program achieved an overall success rate of 52%, proving up Proved and Probable reserves of 26 million boe and establishing a mean resource of 67 mmboe. This is the best result for many years. These resources will be subject to further appraisal activity during the coming year.

Development

Development spending increased to $509 million in 2001. This reflected completion of development of the Legendre oil field, further progress on the Bayu Undan liquids project and ongoing development in the Cooper Basin.

Total 2002 development expenditure is forecast to be approximately $560 million, reflecting, in particular, increased spending on development of Bayu Undan, information technology, and Cooper Basin and other onshore fixed assets.

RESERVES

Santos completed an in-depth reserves review during 2001, enabling the Company for the first time to classify reserves as Proved (1P) (316 mmboe at end 2001), Proved and Probable (2P) (724 mmboe), Proved, Probable and Possible (3P) (1,478 mmboe) and to identify Contingent Resources (1,190 mmboe).

The review was carried out in line with international reporting standards (Society of Petroleum Engineers).

PROVED AND PROBABLE HYDROCARBON RESERVES

	Sales Gas (Incl. Ethane) (PJ)	Crude Oil Million barrels	Condensate Million barrels	LPG ('000 tonnes)	Total mmboe
Estimated reserves at 31/12/00	4084	97	81	5505	921
001 Production	-219	-13	-3	-258	-56
001 Revisions	-859	4	-17	-1011	-169
001 Exploration Additions	94	1	1	52	19
ppraisal existing fields	29	0	1	92	7
cquisitions/Divestments	12	0	0	0	2
stimated Reserves at 31/12/01	3142	88	62	4379	724

The acquisition during the year of a 40% interest in Evans Shoal in Northern Australia added 452 mmboe of Contingent Resources.

BUSINESS REORGANISATION

In December Santos announced a new organisation structure for the Company, based around the three drivers of shareholder value in the oil and gas business: Volume, Growth and Service Quality/Costs. The structure also clearly reflects the geology of the Company's interests and the location of its customers.

The Volume stream includes Central Australia, Northern Australia and Western Australia business units. For the first time one business unit will manage all Cooper Basin activities. The Northern Australia Business Unit will be responsible for all Queensland and Northern Territory operations, including Timor Sea gas, and the Western Australia Business Unit for all Western Australia offshore operations and Timor Sea oil.

The Growth stream includes the United States, Southern Australia and Asia. The United States Business Unit will be responsible for all US operations. The Southern Australia Business Unit will be responsible for all Victorian operations. The Asia Business Unit will be responsible for all Indonesian and PNG operations.

The Service Quality/Costs stream is focussed on all group-wide shared services and is responsible for Human Resources, Shared Services, Information Technology, Environment and Safety and Corporate and Government Affairs.

Preliminary Final Report

Name of entity

SANTOS LTD

ABN	Half yearly (tick)	Preliminary final (tick)	Financial year ended ('current period')
80 007 550 923		✓	31 December 2001

For announcement to the market

				$A million
Product sales revenue *(item 1.24)*	Down	2.5%	to	1,459.7
Revenues from ordinary activities *(item 1.1)*	Down	17.0%	to	1,561.8
Profit from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	Down	8.2%	to	454.9
Profit from ordinary activities after tax attributable to members *(item 1.23)*	Down	8.4%	to	445.9
Profit from extraordinary items after tax attributable to members *(item 2.5(d))*				Nil
Net profit for the period attributable to members *(item 1.11)*	Down	8.4%	to	445.9
Exploration and development expenditure incurred:				
- non-producing areas *(item 5.2)*				81.1
- producing areas *(item 6.2)*				320.4
Total exploration and development expenditure incurred	Up	39.8%	to	401.5
Exploration and development expenditure written off:				
- non-producing areas *(item 5.3)*				3.8
- producing areas *(item 6.4)*				-
Total exploration and development expenditure written off				3.8

Dividends	Amount per security	Franked amount per security at 30% tax	Franked amount per security at 34% tax
Total final dividend *(item 15.4)*	15.0¢	15.0¢	N/A
Previous corresponding period			
Final dividend - ordinary	15.0¢	N/A	15.0¢
Final dividend - special	10.0¢	N/A	10.0¢
Total final dividend *(item 15.5)*	25.0¢	N/A	25.0¢

Record date for determining entitlements to the dividend *(item 15.2)*: 8 March 2002

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

None

Consolidated statement of financial performance

		Current period $A million	Previous corresponding period $A million
1.1	Revenue from ordinary activities *(items 1.24+1.25+1.26)*	1,561.8	1,881.7
1.2	Expenses from ordinary activities *(item 1.27)*	(869.9)	(1,051.3)
1.3	Borrowing costs	(64.3)	(85.8)
1.4	Share of net loss of associates and joint venture entities *(item 16.7)*	-	(18.7)
1.5	**Profit from ordinary activities before tax**	**627.6**	**725.9**
1.6	Income tax on ordinary activities	(181.7)	(239.1)
1.7	**Profit from ordinary activities after tax**	**445.9**	**486.8**
1.8	Profit from extraordinary items after tax *(item 2.5)*	-	-
1.9	**Net Profit**	**445.9**	**486.8**
1.10	Net profit attributable to outside equity interests	-	-
1.11	**Net profit for the period attributable to members**	445.9	**486.8**

Consolidated retained profits

		Current period $A million	Previous corresponding period $A million
1.12	Retained profits at beginning of the financial period	738.1	495.2
1.13	Net profit attributable to members *(item 1.11)*	445.9	486.8
1.14	Net transfers from (to) reserves *(items 1.35)*	-	-
1.15	Net effect of changes in accounting policies	-	-
	Off market buy-back of shares	(143.4)	-
1.16	Dividends and other equity distributions paid or payable	(179.9)	(243.9)
1.17	**Retained profits at end of financial period**	**860.7**	**738.1**

Profit restated to exclude amortisation of goodwill

		Current period $A million	Previous corresponding period $A million
1.18	Profit from ordinary activities after tax before outside equity interests *(item 1.7)* and amortisation of goodwill	454.9	495.8
1.19	Less outside equity interests	-	-
1.20	**Profit from ordinary activities after tax (before amortisation of goodwill) attributable to members**	454.9	495.8

Profit from ordinary activities attributable to members

		Current period $A million	Previous corresponding period $A million
1.21	Profit from ordinary activities after tax *(item 1.7)*	445.9	486.8
1.22	Less outside equity interests	-	-
1.23	**Profit from ordinary activities after tax attributable to members**	**445.9**	**486.8**

Revenue and expenses from ordinary activities

		Current period $A million	Previous corresponding period $A million
1.24	Sales revenue	1,459.7	1,497.1
1.25	Interest revenue	10.9	9.4
1.26	Other revenue		
	- overriding royalties	18.0	16.5
	- equipment rentals, pipeline tariffs and other	21.1	22.1
	- dividends	3.1	1.4
	- proceeds from insurance recovery	26.8	-
	- proceeds from sale of non-current assets	22.2	9.7
	- proceeds from sale of associated company	-	325.5
1.27	Details of expenses		
	Cost of sales	(798.1)	(697.2)
	Selling, general and administrative expenses	(46.2)	(38.9)
	Book value of associated company sold	-	(295.7)
	Book value of non-current assets sold	(21.8)	(9.8)
	Write-down of exploration expenditure	(3.8)	(9.7)
1.28	Other specific relevant	-	-
1.29	Depreciation and amortisation excluding amortisation of intangible *(item 2.3)*	(399.9)	(323.5)
1.30	Interest costs capitalised in asset values	(17.1)	(12.3)
1.31	Outlays capitalised in intangibles (unless arising from an acquisition of a business)	-	-

Transfers from and to reserves

		Current period $A million	Previous corresponding period $A million
1.32	Increase (decrease) in asset revaluation reserve recognised in equity for the period	-	-
1.33	Net exchange difference on translation		
1.34	Other reserves	-	-
1.35	Total Net Transfer from (to) reserves (*item 1.14)*	-	-

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A million (a)	Related tax $A million (b)	Related outside equity interests $A million (c)	Amount (after tax) attributable to members $A million (d)
2.1	Amortisation of goodwill	9.0	-	-	9.0
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	9.0	-	-	9.0
2.4	Extraordinary items	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

		Current year $A million	Previous year $A million
3.1	Consolidated profit from ordinary activities after tax attributable to members reported for the *1st* half year	251.5	207.0
3.2	Consolidated profit from ordinary activities after tax attributable to members for the *2nd* half year	194.4	279.8

Consolidated statement of financial position

		At end of current period $A million	As shown in last annual report $A million	As in last half yearly report $A million
	Current assets			
4.1	Cash	106.3	182.5	129.7
4.2	Receivables	274.7	234.7	229.4
4.3	Investments	-	-	-
4.4	Inventories	110.5	98.8	101.6
4.5	Tax assets	-	-	-
4.6	Other	30.9	20.8	25.7
4.7	**Total current assets**	**522.4**	**536.8**	**486.4**
	Non-current assets			
4.8	Receivables	-	-	48.3
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	35.0	33.8	35.6
4.11	Inventories	-	-	-
4.12	Exploration and development expenditure capitalised in areas in the exploration and development stage	446.1	302.6	330.9
4.13	Exploration and development expenditure capitalised in areas in which production has commenced (net)	2,426.0	2,321.1	2,371.4
4.14	Land and buildings, plant and equipment (net)	1,478.5	1,344.0	1,392.4
4.15	Intangibles (net)	26.5	35.6	31.1
4.16	Tax assets	45.3	16.4	12.5
4.17	Other	68.9	69.5	80.5
4.18	**Total non-current assets**	**4,526.3**	**4,123.0**	**4,302.7**
4.19	**Total assets**	**5,048.7**	**4,659.8**	**4,789.1**
	Current liabilities			
4.20	Payables	242.5	260.6	227.4
4.21	Interest bearing liabilities	229.8	61.5	78.6
4.22	Tax liabilities	92.4	215.5	65.9
4.23	Provisions	132.8	201.0	139.6
4.24	Other	20.2	25.3	19.8
4.25	**Total current liabilities**	**717.7**	**763.9**	**531.3**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	937.3	987.6	1,134.6
4.28	Tax liabilities	557.7	518.2	550.2
4.29	Provisions	86.5	79.2	82.5
4.30	Other	22.9	-	-
4.31	**Total non-current liabilities**	**1,604.4**	**1,585.0**	**1,767.3**
4.32	**Total liabilities**	**2,322.1**	**2,348.9**	**2,298.6**
4.33	**Net assets**	**2,726.6**	**2,310.9**	**2,490.5**
	Equity			
4.34	Capital	1,864.2	1,572.6	1,592.5
4.35	Reserves	1.7	0.2	1.3
4.36	Retained profits	860.7	738.1	896.7
4.37	Equity attributable to members of the parent entity	2,726.6	2,310.9	2,490.5
4.38	Outside equity interests in controlled entities	-	-	-
4.39	**Total equity**	**2,726.6**	**2,310.9**	**2,490.5**
4.40	Preference capital included as part of 4.37	342.3	-	-

Exploration and development expenditure capitalised in areas in the exploration and development stage

		Current period $A million	Previous corresponding period $A million
5.1	Opening balance	302.6	282.0
5.2	Expenditure incurred during current period: - exploration - development	 57.3 23.8	 21.7 11.3
5.3	Expenditure written off during current period	(3.8)	(5.0)
5.4	Acquisitions, disposals, revaluation increments, etc.	82.4	14.7
5.5	Expenditure transferred to exploration and development in producing areas	(16.2)	(22.1)
5.6	**Closing balance as shown in the consolidated statement of financial position** *(item 4.12)*	**446.1**	**302.6**

Exploration and development expenditure capitalised in areas in which production has commenced

		Current period $A million	Previous corresponding period $A million
6.1	Opening balance	2,321.1	2,076.0
6.2	Expenditure incurred during current period - exploration - development	 93.5 226.9	 78.4 175.8
6.3	Expenditure transferred from exploration and development in non-producing areas	16.2	22.1
6.4	Expenditure written off during current period	-	(4.7)
6.5	Acquisitions, disposals, revaluation increments, etc.	45.4	177.9
6.6	Expenditure transferred to land and buildings, plant and equipment	-	-
	Depletion	(277.1)	(204.4)
6.7	**Closing balance as shown in the consolidated statement of financial position** *(item 4.13)*	**2,426.0**	**2,321.1**

Consolidated statement of cash flows

		Current period $A million	Previous corresponding period $A million
	Cash flows related to operating activities		
7.1	Receipts from customers	1,569.2	1,533.8
7.2	Payments to suppliers and employees	(438.8)	(301.3)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	3.1	1.4
7.5	Interest and other items of similar nature received	11.4	9.0
7.6	Interest and other costs of finance paid	(87.3)	(85.9)
7.7	Income taxes paid	(294.2)	(72.2)
7.8	Other		
	- pipeline tariffs and other receipts	29.6	17.9
	- overriding royalties received	17.4	15.0
	- royalty, excise and PRRT payments	(118.3)	(94.7)
7.9	**Net operating cash flows**	**692.1**	**1,023.0**
	Cash flows related to investing activities		
7.10	Payment for		
	- exploration	(148.1)	(93.7)
	- development	(237.9)	(159.1)
	- land and buildings, plant and equipment	(237.7)	(138.6)
	- acquisition of oil and gas assets	(68.9)	(302.5)
	- other investments	(0.5)	(0.4)
	- restoration	(1.6)	(0.7)
7.11	Proceeds from sale of property, plant and equipment	22.2	11.3
7.12	Payment for purchases of equity investments	(51.4)	-
7.13	Proceeds from sale of equity investments	-	325.5
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other	-	0.5
7.17	**Net investing cash flows**	**(723.9)**	**(357.7)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of securities (shares, options, etc.)	370.3	10.0
7.19	Proceeds from borrowings	81.1	-
7.20	Repayment of borrowings	-	(411.9)
7.21	Dividends paid	(246.0)	(182.1)
7.22	Other		
	- Off market buy-back of ordinary shares	(250.0)	-
7.23	**Net financing cash flows**	**(44.6)**	**(584.0)**
7.24	**Net increase (decrease) in cash held**	(76.4)	81.3
7.25	Cash at beginning of period	182.5	97.9
7.26	Exchange rate adjustments to item 7.25.	0.2	3.3
7.27	**Cash at end of period**	**106.3**	**182.5**

Non-cash financing and investing activities

4,524,568 ordinary shares were issued at $6.17 as part of consideration for the purchase of a controlled entity.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A million	Previous Corresponding period $A million
8.1	Cash on hand and at bank	106.3	182.5
8.2	Deposits at call	-	-
8.3	Bank overdraft	-	-
8.4	Other	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**106.3**	**182.5**

Ratios

		Current period	Previous corresponding Period
	Profit before tax / revenue		
9.1	Consolidated profit from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*	40.2%	38.6%
	Profit after tax / equity interests		
9.2	Consolidated net profit from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.37)*	16.4%	21.1%

Earnings per security (EPS)

		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
	(a) Basic EPS	72.8¢	80.0¢
	(b) Diluted EPS	N/A	N/A
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	612.4 million	608.3 million

NTA backing

		Current period	Previous corresponding period
11.1	Net tangible asset backing per ordinary security	N/A	N/A

Discontinuing Operations

12.1 Discontinuing operations

None

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
		$A million
13.2	Consolidated profit from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was acquired	N/A
13.3	Date from which such profit has been calculated	N/A
13.4	Profit from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
		$A million
14.2	Consolidated profit from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	N/A
14.3	Date to which the profit in item 14.2 has been calculated	N/A
14.4	Consolidated profit from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated profit from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/A

Dividends

15.1	Date the dividend is payable	2 April 2002
15.2	Record date to determine entitlements to the dividend (ie, on the basis of registrable transfers received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	8 March 2002
15.3	If it is a final dividend, has it been declared?	Yes

Amount per security

	Dividends		Amount per security	Franked amount per security at 30% tax	Franked amount per security at 34% tax	Amount per security of foreign source dividend
15.4	**Final dividend:**	Current year total	15.0¢	15.0¢	N/A	Nil
	Final dividend:	Previous year ordinary	15.0¢	N/A	15.0¢	Nil
		Previous year special	10.0¢	N/A	10.0¢	Nil
15.5		Previous year total	25.0¢	N/A	25.0¢	Nil
15.6	**Interim dividend:**	Current year	15.0¢	15.0¢	N/A	Nil
15.7		Previous year	15.0¢	N/A	15.0¢	Nil

Total dividend per security (interim *plus* final)

		Current year	Previous year
	Ordinary securities - ordinary dividend	30.0¢	30.0¢
	Ordinary securities - special dividend	-¢	10.0¢
15.8	Ordinary securities - total	30.0¢	40.0¢
15.9	Preference securities	-	N/A

Preliminary final report - final dividend on all securities

		Current period $A million	Previous corresponding period $A million
	Ordinary securities - ordinary dividend	179.9	91.7
	Ordinary securities - special dividend	-	61.2
15.10	Ordinary securities - total	179.9	152.9
15.11	Preference securities	-	-
15.12	Other equity securities	-	-
15.13	**Total**	**179.9**	**152.9**

The dividend or distribution plans shown below are in operation.

The Santos Dividend Reinvestment Plan has been suspended until further notice.

The last date(s) for receipt of election notices for the dividend or distribution plans	N/A

Any other disclosures in relation to dividends

None

Details of aggregate share of losses of associates and joint venture entities

	Group's share of associates' and joint venture entities':	Current period $A million	Previous corresponding period $A million
16.1	Loss from ordinary activities before tax	-	(24.7)
16.2	Income tax benefit on ordinary activities	-	6.0
16.3	**Loss from ordinary activities after tax**	-	**(18.7)**
16.4	Extraordinary items net of tax	-	-
16.5	Net loss	-	(18.7)
16.6	Adjustments	-	-
16.7	**Share of net loss of associates and joint venture entities**	-	**(18.7)**

Material interests in entities which are not controlled entities

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (item 1.9)	
17.1 **Equity accounted associates and joint venture entities**	Current Period	Previous corresponding period	Current period $A million	Previous corresponding period $A million
QCT Resources Limited	N/A	36.4	-	(18.7)
17.2 Total			-	**(18.7)**
17.3 Other material interests	-	-	-	-
17.4 Total			-	**(18.7)**

Issued and quoted securities at end of current period

	Category of securities	Total number	Number quoted	Issue price per security $	Amount paid up per security $
18.1	**Preference securities**	3,500,000	3,500,000	100.00	100.00
18.2	Changes during current period (a) Increases through issues	3,500,000	3,500,000	100.00	100.00
	(b) Decreases through returns of capital, buybacks, redemptions	-	-	N/A	N/A
18.3	**Ordinary securities** Ordinary shares	578,797,345	578,732,245	N/A	N/A
	Ordinary shares - Executive Share Plan	489,250	-	*	0.01
18.4	Changes during current period (a) Increases through issues	221,832 37,800 27,300 4,524,568	221,832 - - 4,524,568	6.31 6.55 5.99 6.17	6.31 6.55 5.99 6.17
	(b) Decreases through returns of capital, buybacks	40,518,558	40,518,558	N/A	N/A
	(c) Converted from Santos Executive Share Plan	182,500 54,500 2,500 5,000 82,500 19,500 2,500	182,500 54,500 2,500 5,000 82,500 19,500 2,500	2.47 2.48 2.65 3.40 3.70 3.72 3.97	2.47 2.48 2.65 3.40 3.70 3.72 3.97
	(d) Quotation of employee Share Purchase Plan Shares	- -	141,100 29,100	3.72 5.76	3.72 5.76
	(e) Exercise of options (Santos Executive Share Option Plan)	1,150,000 450,000 1,850,000 1,100,000	1,150,000 450,000 1,850,000 1,100,000	4.84 5.12 5.59 6.32	4.84 5.12 5.59 6.32
18.5	**Convertible debt securities**	Nil	N/A	N/A	N/A
18.6	Changes during current period	Nil	N/A	N/A	N/A
18.7	**Options** Santos Executive Share Option Plan			*Exercise price ($)*	*Expiry date*
		3,750,000 550,000 925,000 2,225,000 900,000 3,000,000 700,000 1,275,000	- - - - - - - -	6.32 5.59 4.84 5.12 3.92 5.83 6.69 6.52	24/07/2002 30/04/2003 15/06/2003 14/06/2004 17/04/2005 25/08/2010 05/06/2006 18/10/2006
18.8	Issued during current period	700,000 1,275,000	N/A N/A	6.69 6.52	05/06/2006 18/10/2006
18.9	Exercised during current period	1,100,000 1,850,000 1,150,000 450,000	1,100,000 1,850,000 1,150,000 450,000	6.32 5.59 4.84 5.12	24/07/2002 30/04/2003 15/06/2003 14/06/2004
18.10	Expired during current period	50,000	N/A	5.12	14/06/2004
18.11	**Debentures**	Nil	N/A		
18.12	**Unsecured notes**	Nil	N/A		

* Balance to be called up is not quantified and will depend upon the event giving rise to the call.

Segment reporting

Santos Ltd and its controlled entities operate predominantly in one industry, namely exploration, development, production, transportation and marketing of hydrocarbons and in one geographical segment, namely Australia. Operations are also conducted in Indonesia, Papua New Guinea and the United States but are not material to the consolidated entity's results. Revenue is derived from the sale of gas and liquid hydrocarbons and transportation of crude oil.

Comments by directors

Basis of accounts preparation

19.1 N/A

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period.

Refer to attached commentary

19.3 A description of each event since the end of the current period which has had a material effect and is not related to matters already reported with financial effect quantified (if possible).

Refer to attached commentary

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

Balance of franking account credits at 30% (2000: 34%) available for future distribution of franked dividends, after adjusting for franking credits which will arise from the payment of current income tax provision at 31 December 2001 and after deducting franking credits to be used in the payment of the 2001 final dividend:

- Consolidated Entity	$479.6 million	(2000: $359.6 million)
- Santos Ltd	$334.4 million	(2000: $57.4 million)

19.5 Changes in accounting policies since the last annual report are disclosed as follows.

None

19.6 Revisions in estimates are disclosed as follows.

None

19.7 Changes in contingent liabilities or assets are disclosed as follows.

None

Annual meeting

The annual meeting will be held as follows:

Place	The Auditorium at The Adelaide Town Hall Function Centre, 128 King William Street, Adelaide, South Australia
Date	16 April 2002
Time	11.00 AM
Approximate date the annual report will be available	15 March 2002

Compliance statement

1 This report has been prepared in accordance with AASB Standards, AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

Identify other standards used	Nil

2 This report, and the financial statements upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on financial statements to which one of the following applies.

✓	The financial statements have been audited.	☐	The financial statements have been subject to review.
☐	The financial statements are in the process of being audited or subject to review.	☐	The financial statements have *not* yet been audited or reviewed.

5 The auditors' report is attached.

6 The entity has a formally constituted audit committee.

Sign here: .... Date: ....
M G Roberts
Company Secretary

Phone: (08) 8218 5111

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF

SANTOS LTD

Scope

We have audited the financial report of Santos Ltd for the financial year ended 31 December 2001, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes 1 to 34, and the directors' declaration. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year. The Company's Directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion, the financial report of Santos Ltd is in accordance with:

(a) the Corporations Act 2001, including:
   i) giving a true and fair view of the Company's and the consolidated entity's financial position as at 31 December 2001 and of their performance for the financial year ended on that date; and
   ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

KPMG

William J Stevens
Partner

Adelaide
13 February 2002